UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

DC

02020264

February 17, 2002

NO ACT
P.E 12-18-01

Act 1934 1-01023
Section
Rule 14A-8
Public Availability 2/17/2002

Scott L. Bennett
Senior Vice President
Associate General Counsel and Secretary
The McGraw-Hill Companies, Inc.
1221 Avenue of the Americas
New York, NY 10020-1095

Re: The McGraw-Hill Companies
Incoming letter dated December 18, 2001

Dear Mr. Bennett:

This is in response to your letter of December 18, 2001 concerning a shareholder proposal submitted to McGraw-Hill by the International Brotherhood of Electrical Workers' Pension Fund Benefit. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Jerry J. O'Connor
Trustee
Trust for the International Brotherhood of Electrical Workers' Pension Benefit Fund
1125 Fifteenth Street, N.W.
Washington, D.C. 20005

1221 Avenue of the Americas
New York, NY 10020-1095
Tel 212 512 3998
Fax 212 512 3997
scott_bennett@mcgraw-hill.com

Scott L. Bennett
Senior Vice President
Associate General Counsel
and Secretary

*The **McGraw·Hill** Companies*

December 18, 2001

BY FEDERAL EXPRESS

Office of the Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549

Re: The McGraw-Hill Companies, Inc./Omission of Shareholder Proposal of the International Brotherhood of Electrical Workers Pension Benefit Fund

Ladies and Gentlemen:

I am Senior Vice President, Associate General Counsel and Secretary of The McGraw-Hill Companies, Inc. (the "Company"), and I am filing this letter on behalf of the Company with the Securities and Exchange Commission (the "Commission") pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

On November 13, 2001, the Company received a shareholder proposal (the "Proposal") and supporting statement (the "Supporting Statement"), dated November 13, 2001, from Mr. Jerry J. O'Connor, as Trustee for the International Brotherhood of Electrical Workers Pension Benefit Fund (the "Proponent"), which the Proponent seeks to have included in the Company's proxy statement relating to the Company's 2002 Annual Meeting of Shareholders (the "Proxy Materials"). A copy of the Proposal, the Supporting Statement and the Proponent's cover letter is attached hereto as Exhibit A.

On November 19, 2001, the Company mailed to the Proponent a notice of deficiency as to the Proposal. In particular, the Company informed the Proponent that he had failed to provide the information required by Rule 14a-8(b) as to the Proponent's eligibility to submit a shareholder proposal. A copy of the Company's notice of deficiency is attached hereto as Exhibit B. The 14-day period provided by Rule 14a-8(f)(1) for the Proponent to properly respond to the Company's notice of deficiency has expired. As a result, and as set forth below, we believe, upon advice of counsel, that the Proposal may be omitted from the Proxy Materials pursuant to Rule 14a-8(f)(1). Moreover, we believe that even if the Proponent were to verify his eligibility under Rule 14a-8(b), the Company would be entitled to omit the Proposal (including the Supporting Statement) from the Proxy Materials on the basis of Rule 14a-8(i)(7), because the Proposal deals with a matter relating to the conduct of the Company's ordinary business operations.

We therefore respectfully request confirmation that the Staff of the Commission will not recommend any enforcement action against the Company if the Company omits the Proposal from the Proxy Materials. Pursuant to Rule 14a-8(j), we are submitting six (6) copies of this letter and of the Proponent's letter, including the Proposal and the Supporting Statement. A copy of this submission is being furnished simultaneously to the Proponent.

A. The Proposal

The Proposal requests that the Company's Board of Directors adopt a policy "stating that the public accounting firm retained by [the] Company to provide audit services, or any affiliated company, should not also be retained to provide non-audit services to [the] Company." See Exhibit A. In the Supporting Statement, the Proponent declares that such a policy is "critically important to the integrity of the auditing process and the confidence of investors." See id.

B. Basis for Omission Under Rule 14a-8(b)(1)

Rule 14a-8(b)(1) provides that, to be eligible to submit a shareholder proposal, a proponent must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year by the date that the proponent submits the proposal. Moreover, Rule 14a-8(b)(1) provides that the proponent must continue to hold those securities through the date of the shareholder meeting. If the proponent is not a shareholder of record, and if the proponent has not filed stock ownership schedules or forms with the Commission, the proponent must prove his eligibility by submitting (1) a written statement from the record holder of his securities verifying that, at the time that the proponent submitted his proposal, he continuously held the securities for at least one year and (2) a written statement by the proponent that he intends to continue to hold the securities through the date of the shareholder meeting. See Rule 14a-8(b)(2)(i). If the proponent does not submit verification of his eligibility pursuant to Rule 14a-8(b), the company may exclude the proposal, but only after it has notified the proponent of the deficiency and the proponent has failed adequately to correct it. See Rule 14a-8(f)(1). The company must notify the proponent in writing of any deficiency (as well as of the deadline for the proponent's response) within 14 calendar days of receiving the proposal. The proponent's response to the company's notice of deficiency must be postmarked, or transmitted electronically, no later than 14 days from the date the proponent received the company's notice.

The Proponent's cover letter states that the IBEW Pension Benefit Fund (the "Fund") satisfies the eligibility requirements of Rule 14a-8(b)(1): The Proponent states that the Fund is a beneficial holder of 7,036 shares of the Company's common stock, that the Fund has held the requisite number of shares for more than one year and that the Fund intends to hold those shares through the date of the Company's Annual Meeting. The Proponent also stated that "[t]he record holder of the stock [would] provide the appropriate verification of the Fund's beneficial ownership by separate letter." See Exhibit A. After receiving the Proposal, the Company waited several days for the verification to which the Proponent alluded in its cover letter. On November 19, 2001, by certified mail, the Company notified the Proponent that he had failed to comply with Rule 14a-8(b)(2), since the Company had not received the requisite proof of ownership. A copy of the Company's notice of deficiency is attached hereto as Exhibit B. In this notice of deficiency, the Company referred the Proponent to Rule 14a-8(b) and specifically outlined for the Proponent the eligibility and documentation requirements under that provision and the 14-day deadline for the Proponent's correction of the deficiency, as required by Rule 14a-8(f)(1). On November 21, 2001, the Proponent received the Company's notice of deficiency. A copy of the United States Postal Service return receipt, signed on behalf of the Proponent and posted back to the Company on November 21, 2001 is attached hereto as Exhibit C.

Later on the same day that the Company mailed the notice of deficiency, the Company received a letter from Boston Safe Deposit and Trust Company/Mellon Trust, the custodian for the Fund. A copy of that letter is attached hereto as Exhibit D. The letter states that the Fund "held 7,036 shares of the [Company's] common stock on November 13, 2001 [and that the] Fund has held at least $1,000 worth of [the Company's] common stock for the past year." The letter, however, fails to indicate, as required by Rule 14a-8(b)(1), that the Proponent has owned at least $2,000 in market value, or 1%, of the Company's common stock for at least one year, and does not indicate how long the 7,036 shares have been owned by the Proponent. Hence, the letter falls short of satisfying the requirements of Rule 14a-8(b). The Staff has recently concurred that a statement from a record holder that does not indicate that a proponent owns $2,000 in market value, or 1%, of a company's securities for at least one year prior to submission does not satisfy Rule 14a-8(b). See, e.g., General Motors Corp. (April 3, 2001). Because the Proponent has failed to submit proper verification of his eligibility information, as required by Rule 14a-8(b), and because the 14-day period provided by Rule 14a-8(f)(1) for the Proponent to furnish such information to the Company has expired, we believe that the Company may exclude the Proposal under Rule 14a-8(f)(1).

C. Basis for Omission Under Rule 14a-8(i)(7)

Rule 14a-8(i)(7) provides that a company may exclude a shareholder proposal if the proposal "deals with a matter relating to the company's ordinary business operations." Under this rule, a proposal may be excluded if it involves a business decision rather than substantial or significant policy or other considerations. See Release No. 34-12999 (November 22, 1976). We believe that, if accepted, the Proposal would restrict the Board's ability to select the auditing firm which it believes would best serve the interests of the Company and its shareholders, and therefore would interfere with the conduct of the Company's ordinary business.

The Staff has consistently concurred in the view that shareholder proposals relating to the method and criteria for selection and appointment of independent auditors may be omitted from proxy statements because they are matters relating to the conduct of a company's ordinary business operations. Most recently, the Staff permitted SONICblue Incorporated to exclude on this basis a proposal requesting that the board "have the auditor selected annually by shareowner vote" and that any qualified auditing firm could put itself on the ballot. See SONICblue Incorporated (March 23, 2001). The Staff has allowed the "ordinary business" exclusion of similar proposals in a number of other No-Action Letters. See, e.g., Excalibur Technologies Corporation (May 4, 1998) (proposal requesting that the appointment of the company's independent auditors be subject to shareholder approval at the company's annual meeting); Community Bancshares (March 15, 1999) (proposal that the company amend its by-laws to require that the independent auditor be a regional or national certified public accounting firm and that the audit committee consist of independent directors); Transamerica Corporation (March 8, 1996) (proposal requesting the board of directors to amend the company's governing instruments to provide for the rotation of the company's independent auditor every four years); BankAmerica Corporation (December 15, 1995) (proposal requesting the rotation of independent auditors every four years); Pacific Gas and Electric Company (January 26, 1993) (proposal requesting the rotation of accounting firms every three years). Moreover, the Staff has opined that proposals seeking to impose proxy disclosure requirements with respect to a company's independent auditors have similarly been excluded on the grounds that they involve a company's ordinary business operations. See, e.g., LTV Corporation (November 25, 1998) (proposal requesting a by-law amendment requiring disclosure of information regarding the financial capacity of auditors in the company's annual reports to shareholders); Occidental Petroleum Corporation (January 13, 1998) (proposal requesting that the board provide certain information about the financial capacity of the company's auditors); LTV Corporation (December 22, 1997) (proposal identical to a proposal submitted the previous year requesting that the company's board of directors provide in the Company's annual meeting proxy statement the dollar amount of the independent auditor's insurance coverage and net assets which would be available to pay malpractice, negligence or fraud claims). In addition, shareholder proposals requesting that a company impose threshold requirements on candidates for independent auditors have similarly been permitted exclusion under the "ordinary business" exception. See, e.g., LTV Corporation (November 22, 1995) (proposal recommending that the company's board of directors require any firm selected as an independent auditor to provide a surety against negligence, malpractice or fraud in an amount equal to at least 10% of the market value of the company's stock).

As with the proposals at issue in the No-Action Letters referenced above, the Proposal seeks to impose upon the board a criterion for the selection of an independent auditor, prohibiting the Board from considering the accounting firms that perform non-audit services for the Company. In addition, the Proposal seeks to restrict the Board's selection of accounting firms that provide non-audit services to the Company by requiring that these services be provided by an accounting firm other than the Company's independent auditor. As such, the proposal interferes with the Company's ordinary business operations and the Board's duty to act in the best interests of the Company and the shareholders. The Audit Committee of the Board of Directors is charged, among other things, with reviewing the Company's financial reporting process, reviewing the independent auditor's independence from the Company and from the Company's management and recommending the appointment of the Company's independent auditors to be ratified by the shareholders. The Audit Committee annually considers whether the provision of services by the Company's independent auditors that are not related to the audit of the Company's financial statements is compatible with maintaining the independent auditor's independence. Pursuant to New York Stock Exchange requirements, all of the Audit Committee's members are independent directors. Given the Audit Committee's expertise, independence and experience with matters concerning independent auditors, it, as well as the entire board, is in the best position to determine suitable criteria for the selection of independent auditors, including whether it is advisable to engage the same accounting firm for the performance of audit and non-audit services. It is thus the responsibility of the board, acting through the Audit Committee, and not the shareholders of the Company, to determine the appropriate criteria for the selection and terms of engagement of the Company's independent auditors.

The Company recognizes that it is the Staff's position that certain shareholder proposals, although otherwise relating to the conduct of a company's ordinary business operations, involve substantial social and corporate policy considerations that may require their inclusion in the registrant's proxy materials. See, e.g., The Coca-Cola Company (February 7, 2000) (proposal requesting the board to adopt a policy of removing genetically engineered products from all products manufactured by the company); Xcel Energy Inc. (February 5, 2001) (proposal to develop practices to obtain power supplies from sources that do not adversely affect native tribes). We believe, however, that unlike the subjects of the above-referenced No-Action Letters, the Proposal does not address substantial social or corporate policy. Rather, the Proposal suggests a restriction that the Commission itself recently rejected as incompatible with business realities. While revising its auditor independence requirements, the Commission recognized the need to achieve a compromise between a desire to ensure unambiguous auditor independence and the need to allow a company's board and audit committee to make value-maximizing business decisions (e.g., the selection of the most qualified and efficient provider of non-audit services). The Commission's revised auditor independence requirements reflect this compromise; they limit – but do not prohibit – the non-audit services that may be provided by accounting firms that serve as auditors. See Revision of the Commission's Auditor Independence Requirements, Securities Act Release No. 7919, 65 Fed. Reg. 76,008 (2000). It is precisely this recognition by the Commission of the need for a compromise, and the Commission's implementation of such a solution, that takes the subject matter of the proposal outside the realm of non-excludable social and corporate policy. Indeed, despite the heightened interest in auditor independence rules, the Staff has recently maintained its position that shareholder proposals relating to the selection of independent auditors fall within the "ordinary business" exception of Rule 14a-8(i)(7). See SONICblue Incorporated (March 23, 2001). Thus, the Commission has spoken on the issue presented by the Proposal and provided guidelines that address to its satisfaction concerns with auditor independence.

A significant element of the Commission's rulemaking on auditor independence was the adoption of new proxy disclosure rules requiring a breakdown of fees paid to the registrant's auditors by various categories. In its 2001 proxy, the Company provided a slightly more detailed breakdown of the fees it paid to Ernest & Young in 2000. In light of this information, the Company's shareholders overwhelmingly (by 99.2% of the shares present at the 2001 annual meeting, or approximately 84.6% of the shares outstanding) ratified the selection of Ernst & Young as the Company's independent auditors.

D. Conclusion

For the reasons set forth above, we respectfully request that the Staff concur in our view that we may exclude the Proposal from the Company's Proxy Materials under Rules 14a-8(b), (f)(1) and (i)(7). The Company plans to mail the Proxy Materials to shareholders on or about

March 25, 2002. Should you require additional information, please do not hesitate to contact the undersigned at (212) 512-3998.

Sincerely,

Scott L. Bennett

Scott L. Bennett

SLB/bt
Attachments

EXHIBIT A

TRUST FOR THE
INTERNATIONAL BROTHERHOOD OF ELECTRICAL WORKERS'
PENSION BENEFIT FUND
1125 Fifteenth St. N.W. Washington, D.C. 20005

November 13, 2001

VIA FAX AND U. S. MAIL

Mr. Scott L. Bennett
Associate General Counsel/Secretary
The McGraw Hill Companies, Inc.
1221 Avenue of the Americas
New York, NY 10020

Dear Mr. Bennett:

On behalf of the Board of Trustees of the International Brotherhood of Electrical Workers Pension Benefit Fund (IBEW PBF) ("Fund"), I hereby submit the enclosed shareholder proposal for inclusion in McGraw-Hill's ("Company") proxy statement to be circulated to Corporation Shareholders in conjunction with the next Annual Meeting of Shareholders in 2002.

The proposal relates to "**Audit and NonAudit Services**" and is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's Proxy Guidelines.

The Fund is a beneficial holder of 7,036 shares of McGraw Hill's common stock. The Fund has held the requisite number of shares required under Rule 14a-8(a)(1) for more than a year. The Fund intends to hold the shares through the date of the company's 2002 Annual Meeting of Shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter.

Should you decide to adopt the provisions of the proposal as corporate policy, we will ask that the proposal be withdrawn from consideration at the annual meeting.

Either the undersigned or a designated representative will present the proposal for consideration at the Annual Meeting of the shareholders.

Sincerely yours,

Jerry J. O'Connor
Trustee

JOC:jl
Enclosure

Form 972

Resolved, that the shareholders of The McGraw-Hill Companies, Inc. ("Company") request that the Board of Directors adopt a policy stating that the public accounting firm retained by our Company to provide audit services, or any affiliated company, should not also be retained to provide non-audit services to our Company.

Statement of Support: The role of independent auditors in ensuring the integrity of the financial statements of public corporations is fundamentally important to the efficient and effective operation of the financial markets. The U.S. Securities and Exchange Commission recently stated:

> Independent auditors have an important public trust. Investors must be able to rely on issuers' financial statements. It is the auditor's opinion that furnishes investors with critical assurance that the financial statements have been subjected to a rigorous examination by an objective, impartial, and skilled professional, and that investors, therefore, can rely on them. If investors do not believe that an auditor is independent of a company, they will derive little confidence from the auditor's opinion and will be far less likely to invest in that public company's securities. (Division of Corporate Finance, Staff Legal Bulletin #14, 7/13/01) ("Bulletin #14")

It is critically important to the integrity of the auditing process and the confidence of investors that those firms performing audits for public corporations avoid business relationships that might compromise their independence or raise the perception of compromised judgment. At the heart of the challenge to auditor independence is the growing level of business and financial relationships developing between audit firms and their clients. Bulletin #14 identifies these growing business relationships that threaten auditor independence:

> Accounting firms have woven an increasingly complex web of business and financial relationships with their audit clients. The nature of the non-audit services that accounting firms provide to their audit clients has changed, and the revenues from these services have dramatically increased.

The growth of non-audit revenues represents a trend that has been accelerating dramatically in the last several years, with non-audit fees for consulting or advisory services exceeding audit fees at many companies. Our Company is in the category of companies that pays its audit firm more for non-audit advisory services than it does for audit services. The Company's most recent proxy statement indicated that Ernst & Young LLP billed $3.4 million for audit services, while billing $3.7 million for non-audit services rendered.

We believe that this financial "web of business and financial relationships" may at a minimum create the perception of a conflict of interest that could result in a lack of owner and investor confidence in the integrity of the Company's financial statements. As long-term shareowners, we believe that the best means of addressing this issue is to prohibit any audit firm retained by our Company to perform audit services from receiving payment for any non-audit services performed by the firm. We urge your support for this resolution designed to protect the integrity of the Company's auditing and financial reporting processes.

EXHIBIT B

1221 Avenue of the Americas
New York, NY 10020-1095
Tel 212 512 3998
Fax 212 512 4827

Scott L. Bennett
Senior Vice President
Associate General Counsel
and Secretary

*The **McGraw-Hill** Companies*

November 19, 2001

CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Trust for the International Brotherhood of
Electrical Workers' Pension Benefit Fund
1125 Fifteenth Street, N.W.
Washington, D.C. 20005

Attn: Jerry J. O'Connor, Trustee

Dear Mr. O'Connor:

We have received the shareholder proposal and supporting materials dated November 13, 2001 that you sent us relating to the proposal that you request be included in the proxy statement for The McGraw-Hill Companies' next annual meeting. As you may know, Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that a shareholder wishing to submit a proposal must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year prior to the date of submission of the proposal. The stockholder is required to prove that he satisfies this requirement in one of the ways described in paragraph (2) of Rule 14a-8(b). The materials you submitted do not meet this requirement, since you are not listed in our records as a registered shareholder of The McGraw-Hill Companies, and you have failed to submit to us, and we have not received from the record holder, a written statement from the record holder verifying that at the time you submitted your proposal you continuously held the requisite amount of McGraw-Hill securities for at least one year.

We are providing you this notice of deficiency pursuant to Rule 14a-8(f)(1). If you wish to cure this deficiency, you must submit proof of your ownership to us within 14 days from the date you receive this letter. If you do not submit proof of your ownership within this period, we will exclude your proposal from the proxy statement for next year's annual meeting. If you do submit proof of your ownership within this period, we will review it to determine if the deficiency has been cured and may still object to your proposal on the basis of other grounds described in Rule 14a-8(i).

Very truly yours,

Scott Bennett

Scott L. Bennett

EXHIBIT C

Is your RETURN ADDRESS completed on the reverse side?

SENDER:
- Complete items 1 and/or 2 for additional services.
- Complete items 3, 4a, and 4b.
- Print your name and address on the reverse of this form so that we can return this card to you.
- Attach this form to the front of the mailpiece, or on the back if space does not permit.
- Write "*Return Receipt Requested*" on the mailpiece below the article number.
- The Return Receipt will show to whom the article was delivered and the date delivered.

I also wish to receive the following services (for an extra fee):

1. ☐ Addressee's Address
2. ☐ Restricted Delivery

Consult postmaster for fee.

3. Article Addressed to:
Mr. Jerry J. O'Connor, Trustee
Trust for Int'l Brotherhood of
Electrical Workers Pension
Benefit Fund
1125 Fifteenth St., NW
Washington, DC 20005

4a. Article Number
7000 0520 0022 3356 9062

4b. Service Type
☐ Registered ☒ Certified
☐ Express Mail ☐ Insured
☒ Return Receipt for Merchandise ☐ COD

7. Date of Delivery
RECEIVED NOV 2 1 2001

5. Received By: (*Print Name*)

6. Signature: (*Addressee or Agent*)
X [signature]

8. Addressee's Address (*Only if requested and fee is paid*)

PS Form 3811, December 1994

Domestic Return Receipt

Thank you for using Return Receipt Service.

UNITED STATES POSTAL SERVICE

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Permit No. G-10

• Print your name, address, and ZIP Code in this box •

Scott L. Bennett, Esq.
The McGraw-Hill Companies
1221 Avenue of the Americas - 48 FLOOR
New York, NY 10020

EXHIBIT D

Mellon　　　　Mellon Trust

November 14, 2001

Mr. Scott L. Bennett
Associate General Counsel/Secretary
The McGraw Hill Companies, Inc.
1221 Avenue of the Americas
New York, NY 10020

RE: Audit and NonAudit Services

Dear Mr. Bennett:

Boston Safe Deposit and Trust Company/Mellon Trust is the custodian for the IBEW Pension Benefit Fund, which held 7,036 shares of The McGraw Hill Companies, Inc. common stock on November 13, 2001. The fund has held at least $1,000 worth of The McGraw Hill Companies, Inc. common stock for the past year.

The fund, as beneficiary, is the proponent of a shareholder proposal submitted to the Company pursuant to Rule 14 (a)-8 of the Securities and Exchange Commission rules and regulations.

Please call me at (617) 382-9713 if you have any questions on the shares of The McGraw Hill Companies, Inc. common stock held at Mellon Trust for the IBEW Pension Benefit Fund.

Very truly yours,

Richard J. Fronc
Trust Officer

cc: James Combs, IBEW Pension Benefit Fund

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 17, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The McGraw-Hill Companies, Inc.
Incoming letter dated December 18, 2001

The proposal requests that the board of directors adopt a policy stating "that the public accounting firm retained by our Company to provide audit services, or any affiliated company, should not also be retained to provide non-audit-services to our Company."

There appears to be some basis for your view that McGraw-Hill may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of McGraw-Hill's request, a statement from the record holder of its securities evidencing that the proponent owned $2,000 or 1% in market value of McGraw-Hill's securities entitled to be voted upon the proposal for one year continuously as of the date that it submitted the proposal. We also note, however, that McGraw-Hill failed to inform the proponent of the deficiencies in the proof of ownership the proponent submitted to the company on the same day that McGraw-Hill sent its request for additional documentation. Accordingly, unless the proponent provides McGraw-Hill with appropriate documentary support of ownership, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if McGraw-Hill omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

We are unable to concur in your view that McGraw-Hill may exclude the proposal under rule 14a-8(i)(7). That provision permits the omission of a proposal that deals with a matter relating to the ordinary business operations of a registrant. In view of the widespread public debate concerning the impact of non-audit services on auditor independence and the increasing recognition that this issue raises significant policy issues, we do not believe that McGraw-Hill may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Keir D. Gumbs
Special Counsel